Exhibit 99.2

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïNYSE-AMEX: KXM

NEWS RELEASE

Kobex Clarifies AGM Date

Vancouver, BC – June 22, 2011 – Kobex Minerals Inc.  (the “Company”) (TSX.V:KXM, NYSE AMEX:KXM,) wishes to confirm that further to its announcement made on June 21, 2011, the date of its Annual General Meeting of Shareholders held in Vancouver, British Columbia should have read June 20, 2011.

Kobex is a Vancouver based publically traded mineral exploration company and is well funded with over $38 million of cash on hand and about $40 million in working capital.  The Company is looking to acquire advanced projects that meet its criteria of established resources, competitive costs, and significant exploration potential.   The Company also holds properties near Watson Lake in southeast Yukon, and is reviewing its alternatives for the properties given their exploration potential and the Territory’s current favourable exploration climate.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Samuel Yik, Chief Financial Officer
Tel: 604-688-9368
Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills, President and CEO

The TSX Venture Exchange and the NYSE AMEX have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release.